

September 10, 2010

Via Fax & U.S. Mail

Mr. Rowland W. Day
Chief Executive Officer
Websafety, Inc.
1 Hampshire Court
Newport Beach, CA 92660

> **Re:** **Websafety, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 14, 2009**
> **File No. 333-140378**

Dear Mr. Day:

We have reviewed your letter dated August 17, 2010, as well as your draft response dated August 5, 2010 in response to our letter dated May 6, 2010, and have the following additional comments. Please file your response letter dated August 5, 2010, under the label "corresp". Furthermore, please respond to provide the supplemental information and to confirm that such comments will be complied with in future filings. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Balance Sheet, page F-1

Note 1. Nature of Business and Summary of Significant Accounting Policies

Websafety Technology, page F-8

1. We note your substantially different responses to our prior comment number 1, in your letter dated August 17, 2010, as compared to that provided in your draft response dated August 5, 2010. As the marketing agreements with Manage Mobility and Dallas Cup International Youth Soccer Tournament were entered into in July 2010, prior to the submission of your draft response dated August 5, 2010, please specifically describe in detail the facts and circumstances that occured between August 5 and August 17, 2010 that resulted in the change in the Company's decision to recognize an impairment charge with respect to the WebSafety Technology asset with a net carrying amount of $2,117,111 at June 30, 2010. As part of your response, please explain in detail why the Company believed at August 5, 2010 that an impairment charge with respect to the full

carrying value of this asset would be required and what changes in facts or circumstances occurred between this date and August 17, 2010 that led the Company to conclude that an impairment charge was not required in the June 30, 2010 financial statements. We may have further comment upon review of your response.

2. We note from your response to our prior comment number 1 that you have reduced the number of projected subscribers for 2010 to 5,000. In the first paragraph of your response, you indicate that the amortization period begins in October 2009 and therefore it appears that the amortization period ends in September 2010. This timeframe appears to be approximately one month away from the date of your response letter, and as of June 30, 2010 you only had only 1,282 subscribers versus the 5,000 assumed in your projections. Given this shortfall in the number of subscribers achieved to date, please explain why you continue to believe the projections used in your most recent impairment analysis are appropriate. As part of your response, please supplementally advise us of the number of the subscriptions achieved through the date of your response letter as a result of the new advertising and marketing arrangements and explain in detail why you continue to believe the 5,000 subscribers for 2010 assumed in your most recent impairment analysis is appropriate and achievable.

3. In addition, supplementally advise us of your basis for your estimate of 25,000 subscribers in 2011 and 50,000 in 2012, and your basis for reducing the numbers from those appearing in your prior response.

4. Furthermore, it appears that the significant increase in gross profit to 49% and 54%, in 2011 and 2012 respectively, as compared to the gross profit of 3% the first year, may be the result of the significantly increased annualized revenue in years 2011 and 2010 net of amortization. Supplementally advise us of the amounts of revenue and subscriptions during 2010, 2011, and 2012, that would result in undiscounted cash flows that are lower than the WebSafety technology asset's carrying value. As part of your response please also discuss your consideration of actual results to date compared to the projections included in your most recent impairment analysis and explain how your actual results to date were considered in determining that this asset was not impaired at June 30, 2010.

5. Please note that in the absence of recent factual evidence to support your revised projections and to the extent that your actual results through the date of your response do not support your projections, we would expect the Company to reconsider its most recent impairment analysis with respect to this asset. Furthermore, to the extent that an impairment charge is not recognized with respect to this asset, we would expect the Company to explain in detail in its future filings why management does believe the asset is impaired. As part of your response, please provide us with your proposed disclosure.

<u>Item 4. Controls and Procedures, page 6</u>

6.   We note your response to our prior comment number 4 which indicates that the
Company will revise its Quarterly Report on Form 10-Q for the Quarter ended March 31,
2010 to indicate that the Company's internal control over financial reporting was
ineffective to provide reasonable assurance regarding the reliability of financial reporting
and the preparation of the financial statements for external purposes in accordance with
US generally accepted accounting principles. Please file an amendment to your Quarterly
Report on Form 10-Q for the quarter ended March 31, 2010 which incorporates the
appropriate revisions to Item 4 as soon as possible.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have
questions regarding comments on the financial statements and related matters. Please contact the
undersigned with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief